Exhibit 99.1

YAMANA GOLD INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of Yamana Gold Inc. (the “Company”) will be held at the Four Seasons Centre for the Performing Arts, 145 Queen Street West, Toronto, Ontario on May 6, 2009 at 11:00 a.m. (Toronto time), for the following purposes:

(a)                                  To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Company for the financial year ended December 31, 2008 and the report of the auditors thereon;

(b)                                 To elect directors of the Company for the ensuing year; and

(c)                                  To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list and consent for electronic delivery return card, and in the case of all registered shareholders and those beneficial shareholders who have so requested through the completion and return of the supplemental mailing card provided by the Company in its last annual mailing, a copy of the Company’s annual report containing the audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2008.  For those beneficial shareholders who did not request to receive a copy of the annual report, a copy is available upon request to the Company and can also be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.yamana.com.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on March 23, 2009 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

The board of directors of the Company has by resolution fixed 5:00 p.m. (Toronto time) on May 4, 2009 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Company’s transfer agent, CIBC Mellon Trust Company, in accordance with the instructions set forth in the accompanying management information circular and in the form of proxy.

DATED at Toronto, Ontario this 24th day of March, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Peter Marrone

Chairman and Chief Executive Officer

YAMANA GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Yamana Gold Inc. (the “Company”) for use at the annual meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  References in this management information circular to the Meeting include any adjournment or adjournments thereof.  It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company.  The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 23, 2009 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of and to vote at the Meeting.  Duly completed and executed proxies must be received by the Company’s transfer agent, CIBC Mellon Trust Company, at the address indicated on the enclosed envelope no later than 5:00 p.m. (Toronto time) May 4, 2009, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of March 24, 2009.  This management information circular contains references to United States dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Cdn$”.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company.  A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent, CIBC Mellon Trust Company, indicated on the enclosed envelope no later than 5:00 p.m. (Toronto time) on May 4, 2009, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the head office of the Company (Yamana Gold Inc.,150 York Street, Suite 1102, Toronto ON  M5H 3S5; Attention: Jacqueline Jones, Senior Vice-President, Legal, General Counsel and Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.  In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card and the consent for electronic delivery (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)                                     be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information.  In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)                                  be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, at the appropriate address noted on the form of proxy.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2008; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Voting Securities and Principal Holders Thereof

As of March 23, 2009, 732,918,016 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding.  Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.  The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting has been fixed at March 23, 2009.  In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Company will prepare a list of holders of Common Shares as of such record date.  Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting.  All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, there are no persons, or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Statement of Executive Compensation

Compensation Discussion and Analysis

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, retain, motivate and reward the highly qualified and experienced executives. The compensation program is designed to reward each Named Executive Officer (as hereinafter defined) on the basis of individual, group and corporate performance and is also designed to incent such executives to drive the annual and long term business goals of the Company and enhance the sustainable profitability and growth of the Company.  These were the main objectives considered by the Company is determining the compensation paid to the Named Executive Officers of the Company for the financial year ended December 31, 2008.

The following key principles guide the Company’s overall compensation philosophy:

•                  compensation is determined on an individual basis and is aimed at retaining the Named Executive Officers, each of whom are highly qualified and experienced executives with a proven track record of performance;

•                  compensation should be fair and reasonable to shareholders and be set with reference to the market for similar positions in comparable mining companies;

•                  an appropriate portion of total compensation is variable and linked to performance, for individual, group and corporate;

•                  an appropriate portion of total compensation should be equity based, aligning interests of the Named Executive Officers with the shareholders;

•                  internal pay equity is maintained such that executives in similar positions and locations are treated fairly; and

•                  compensation should be transparent to the Named Executive Officers and the shareholders.

Elements of Executive Compensation

The elements of compensation earned by, awarded or paid to the Named Executive Officers for the financial year ended December 31, 2008 include annual compensation in the form of base salary, annual cash bonus, and to a lesser extent other annual compensation such as perquisites along with long-term compensation in the form of restricted share units (“RSUs”) and, in the case of the Chairman and Chief Executive Officer, deferred share units (“DSUs”).

The following table summarizes why the Company chooses to pay each element.

Short-Term Incentive Compensation

Element of Compensation

Summary and Purpose of Element

Base Salary

Salaries form an essential component of the Company’s compensation program as they are the first base measure to compare and remain competitive relative to peer groups.  Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.

Annual Cash Bonus	Annual cash incentives are a variable component of compensation designed to reward the Named Executive Officers for both individual and corporate achievements.

Other Compensation (Perquisites)

The Company’s executive employee benefit program, in which the Named Executive Officers participate, includes life, medical, dental and disability insurance, along with paid parking.  Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.

Long-Term Incentive Compensation

Element of Compensation	Summary and Purpose of Element

Restricted Share Units

The Company believes that these long-term incentives promote ownership of the Company and serve to align the interests of the Named Executive Officers with the interests of the Company’s shareholders.  The Company issues RSUs to encourage the Named Executive Officers to have equity participation through the acquisition of common shares.  RSUs granted vest over a period of three years.  RSUs assist the Company in attracting, retaining and motivating Named Executive Officers.

Deferred Share Units

The Company believes that these long-term incentives help strengthen the alignment of interests between eligible directors of the Company (including the Chairman and Chief Executive Officer) and the Company’s shareholders.  The Company issues DSUs to encourage eligible directors to have equity participation through the acquisition of common shares.  One third of the annual retainer payable to eligible directors is payable with DSUs.  DSUs aid in attracting, retaining and encouraging director commitment and performance through the opportunity offered to such persons to receive compensation in line with the value of the common shares.

Process for Determining Executive Compensation

Executive compensation determinations for the Named Executive Officers in 2008 were based on both performance indicators and a more flexible process adopted by the Compensation Committee of the Company that included both group and individual performance review in determining annual performance based compensation payments for each Named Executive Officer in consultation with the Hay Group, who acted as third party advisors to the Compensation Committee.

In determining the annual compensation to be paid the Named Executive Officers for the financial year ended December 31, 2008, the Compensation Committee considered the significant efforts of the Named Executive Officers in connection with the following:  (a) the integration of the Company’s acquisition of Northern Orion Resources Inc. and Meridian Gold Inc. in 2007; (b) the development of the Company’s properties and projects and operational improvements; (c) the completion of substantial exploration work leading to the discovery of additional ounces of gold in excess of production forecasts for 2008; (d) the construction of two mines at the Company’s Gualcamayo and Sao Vicente projects and expansion of the plants at the Minera Florida and Jacobina mines; (e) the mitigation of risk taken to deal with significant global events that occurred in 2008, including the credit crisis and worsening economy, and the ongoing monitoring of counterparts risk; (f) strengthening of the Company’s balance sheet, including the securing of an increase in the Company’s corporate credit facility and subsidiary credit lines, and the completion of an equity financing in challenging economic times; (g) the disposition of certain non-core assets of the Company; (h) the reviewing and taking advantage of strategic benefits in connection with the Company’s currency and copper hedges, which provided substantial downside protection for the Company; (i) the improvement and reduction in the Company’s costs; (j) the expansion of the Company’s management team through new strategic hires both at the corporate and operational levels; and (k) the increase in analysts coverage of the Company.

Role of the Compensation Committee

The Compensation Committee reviews the compensation philosophy and guidelines for the Named Executive Officers of the Company, and makes recommendations to the Board for its consideration and approval.  During 2008, the Compensation Committee held eight meetings.

The Compensation Committee reviews on at least an annual basis the cash compensation, performance and overall compensation package for each Named Executive Officer.  It then submits to the Board recommendations with respect to the base salary, cash incentives and participation in equity based compensation arrangements for each Named Executive Officer.

The Compensation Committee met in January 2008 to review a report prepared by the Hay Group on 2008 executive and director compensation and a proposed long-term incentive plan.  In January 2008, the Committee approved salaries for the Named Executive Officers for 2008.  From January to March 2008, the Committee met on three occasions to consider the adoption of an equity based long-term incentive plan.  Following such review, the Committee recommended that the Board approve a restricted share unit plan (the “Restricted Share Unit Plan”) and a deferred share unit plan (the “Deferred Share Unit Plan”) as well as an equity based compensation policy (the “Equity Based Compensation Policy”).

Following approval of the Restricted Share Unit Plan by shareholders of the Corporation in May 2008, the Committee met twice in May and June 2008 to consider equity based compensation and the grant of awards under the Equity Board Compensation Policy.  Following receipt of a report from the Hay Group on an executive compensation review the Committee approved the grant of two-thirds of the annual entitlements to RSUs and DSUs for the Named Executive Officers in June 2008.

In December 2008, the Committee met on two occasions during which it considered 2008 cash incentives and the grant of the balance of RSU and DSU awards to the Named Executive Officers.

Role of the Executive Officers

The Chairman and Chief Executive Officer completed a review of the performance of the Named Executive Officers and made a recommendation to the Compensation Committee on 2008 bonuses, 2008 salaries and 2008 RSU grants for each Named Executive Officer, which was taken into consideration by the Compensation Committee in completing its review and ultimate recommendations to the Board.

Determination of Base Salary

In determining the base salary of a Named Executive Officer, the Compensation Committee’s practice for 2008, and in recent years, has been to consider the recommendations made by the Chief Executive Officer and then retain an independent consultant, being the Hay Group, to review and summarize the Chief Executive Officer’s recommendations as well as the previous year’s remuneration paid to executives with similar titles at a comparator group of companies in the marketplace as further discussed below.  The Compensation Committee recommended to the Board that the Named Executive Officers receive base salaries that are typically on the higher end of the comparator group due to the Company’s growth strategy and the highly competitive environment in which the Company operates.  In determining the base salary to be paid to a particular Named Executive Officer, the Compensation Committee also considered the particular responsibilities related to the position, the experience level of the Named Executive Officer, and his past performance at the Company.

The Compensation Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Company can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that the Company’s compensation is reasonable.

Accordingly, in 2008 the Compensation Committee reviewed compensation levels for the Named Executive Officers against compensation levels of the comparison companies, which are identified by the Compensation Committee’s independent compensation consultant.  The Compensation Committee’s consultant provided the Company with information regarding compensation programs and compensation levels at the 10th percentile, 25th percentile, the median, the 75th percentile and the 90th percentile among the comparison companies.  The Company considered a comparative group of other publicly traded gold mining companies, including Kinross Gold Corporation, Iamgold Corporation and Agnico-Eagle Mines Limited, based on a number of different factors such as company size, market capitalization, cash flow per share, earnings per share, quality of resources and company location.

Determination of Annual Bonus Payments

The Named Executive Officers are eligible for ordinary bonuses and supplemental bonuses, as the case pay be, payable in cash or through stock-based compensation after taking into account financial performance, attainment of certain corporate objects, individual performance and extraordinary corporate events.  Bonus payments were awarded to the Named Executive Officers, after taking into account corporate performance, group performance and individual performance.  In taking into account performance, it is recognized that the Named Executive Officers cannot control certain factors, such as currency exchange rates, commodity prices and interest rates.  When applying the corporate and individual performance criteria, the Compensation Committee considered factors over which the Named Executive Officers can exercise control, such as budget production targets established by the Board at the beginning of each year, costs, business opportunities and competitive and business prospects of the Company.  All awards are at the discretion of the Compensation Committee.

The following cash bonuses for the Named Executive Officers for the financial year ended December 31, 2008, were approved in December 2008.

Name of Officer	Title of Officer	Bonus Amounts ($)(1)
Peter Marrone	Chairman and Chief Executive Officer	469,541
Antenor Silva	President	180,000
Charles Main	Senior Vice President, Finance and Chief Financial Officer	130,655
Greg McKnight	Senior Vice President, Business Development	114,323
Ludovico Costa	Chief Operating Officer	147,745

(1)           All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of Cdn$1.2246 = $1.00.

Determination of Long-Term Incentive Awards

The Board decided that it is desirable to have a wide range of incentive plans in place to attract, retain and motivate employees, directors, officers and consultants of the Company.  In determining the granting of long-term incentives to the Named Executive Officers for 2008, the Compensation Committee gave consideration to, among other things, the individual’s current and potential contribution to the success of the Company as well as the relative position of the individual within the Company. The Company did not take into account previous grants of stock options or other long-term incentives made to such persons in prior years in determining 2008 grants.

The long-term incentive compensation for 2008 consisted of the granting of RSUs and DSUs of the Company. Based on the executive and director compensation report prepared by the Hay Group on 2008 executive and director compensation, as discussed earlier in this management information circular, the Compensation Committee recommended, and the Board approved, the Restricted Share Unit Plan, the Deferred Share Unit Plan and the Equity Based Compensation Policy pursuant to which the RSUs and DSUs were granted.  The Compensation Committee determined to grant the annual entitlement to RSUs and DSUs to the Named Executive Officers, as to two-thirds in June 2008 and one-third in December 2008.

During the financial year ended December 31, 2008, the Board, on the recommendation of the Compensation Committee, granted a total of 220,955 RSUs to the Named Executive Officers listed below, calculated on a multiple of base salary in accordance with the terms of the Equity Based Compensation Policy of the Company, divided by a price of Cdn$14.46 per RSU, which was greater than the Company’s share price at the time of the one-third grant in December 2008 and, therefore, resulted in a lesser aggregate number of RSUs being issued.

Name of Officer	Title of Officer	Number of Restricted Share Units (1)	Share Awards ($)(2)
Antenor Silva	President	77,801	781,938
Charles Main	Senior Vice President, Finance and Chief Financial Officer	55,326	556,051
Greg McKnight	Senior Vice President, Business Development	48,409	486,533
Ludovico Costa	Chief Operating Officer	39,419	396,182
		220,955	2,229,961

(1)     Two-thirds of the RSUs were issued on June 23, 2008, which expire and for which restricted shares will be issued as to one-third on each of June 23, 2009, 2010 and 2011, and one-third of the RSUs were issued on December 29, 2008, which expire and for which restricted shares will be issued as to one-third on each of December 29, 2009, 2010 and 2011.

(2)     All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of Cdn$1.2246 = $1.00. Share award values have been calculated based on the grant date fair value of such awards.

During the financial year ended December 31, 2008, the Board, on the recommendation of the Compensation Committee, granted a total of 238,589 DSUs to the Chairman and Chief Executive Officer of the Company calculated based on a multiple of base salary in accordance with Equity Based Compensation Policy of the Company.

The non-executive directors of the Company were also granted DSUs in the aggregate amount of 32,600 DSUs in payment of one-third of their annual base retainer.

Overview of How Elements of Compensation Program Fit with Compensation Objectives

Attract, Hold and Inspire Key Talent

The compensation program for the Named Executive Officers for 2008 meets the goal of attracting, holding and motivating the Named Executive Officers in a highly competitive mining environment through the following elements:

•      A competitive cash compensation program, consisting of base salary and bonus opportunity.

•      Providing an opportunity to participate in the Company’s growth through RSUs and DSUs.

Alignment of Interest of Named Executive Officers with Interest of the Company’s shareholders

The compensation program for the Named Executive Officers for 2008 meets the goal of aligning the interest of the Named Executive Officers with the interest of the Company’s shareholders and driving annual and long term goals of the Company and enhance sustainable profitability and growth of the Company through the following elements:

•      Through the grant of RSUs and DSUs, if the price of the Company shares increases over time, both the Named Executive Officers and the shareholders will benefit.

•      By providing (i) a three-year vesting on RSUs and (ii) a vesting of DSUs upon the Chairman and Chief Executive Officer resigning or being terminated from the Company, the Named Executive Officers have an interest in increasing the price of the Company’s shares over time, rather than focusing on short-term increases.

•      By having a policy in place requiring the Chief Executive Officer of the Company to hold common shares of the Company equal in value to at least two times such officer’s base cash salary (which requirement must be met within three years of becoming Chief Executive Officer of the Company and must be maintained throughout such officer’s tenure as Chief Executive Officer), management has an interest in increasing the price of the Company’s shares over time, rather than focusing on short-term increases.

The various elements of compensation paid are considered as part of a total compensation award and the decision to pay any one particular element does not have any impact on the decision to pay other elements of compensation.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in common shares on December 31, 2003 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

	Dec. 31/03	Dec. 31/04	Dec. 30/05	Dec. 29/06	Dec.31/07	Dec. 31/08
Yamana Gold Inc.	100.00	116.13	248.39	494.62	417.69	309.17
S&P/TSX Composite Index	100.00	114.48	142.10	166.63	183.01	122.61
S&P/TSX Composite Index Gold	100.00	92.13	111.73	143.04	151.24	157.77

As discussed earlier in this management information circular, the objectives of the Company’s compensation program are to attract, retain, motivate and reward the highly qualified and experienced executives and to incent such executives to drive the annual and long term business goals of the Company and enhance the sustainable profitability and growth of the Company.  The Company’s significant growth over the past several years is, in large part, as a result of the efforts of the Named Executive Officers who share in the Company’s compensation philosophy.  Despite the slight downward trend reflected in the above performance graph over the past two years and the recent global economic challenges, the Company has taken a long term approach to sustaining and enhancing the profitability and growth of the Company and has, as a result, remained committed to the its compensation philosophy through continuing to pay compensation to its Named Executive Officers at competitive levels in order to retain and continue to motivate the Named Executive Officers to drive the annual and long term success of the Company.

Summary Compensation Table

The following tables provide information regarding compensation earned by each of the following executive officers of the Company:  (a) the Chairman and Chief Executive Officer, (b) the Senior Vice President, Finance, and Chief Financial Officer, and (c) the three most highly compensated “executive officers” other than the officers stated in (a) and (b) during the financial year ended December 31, 2008 (the “Named Executive Officers”).

					Non-equity incentive plan compensation
			Share-	Option-	($)(1)
Name and principal position	Year	Salary ($)(1)	based awards ($)(1)(2)	based awards ($)	Annual incentive plans(4)	Long-term incentive plans	Pension Value ($)	All other compensation ($)(1)(3)	Total compensation ($)(1)
Peter Marrone Chairman and Chief Executive Officer	2008	939,082	2,409,754	Nil	469,541	Nil	Nil	46,723	3,865,100
Charles Main Senior Vice President, Finance, and Chief Financial Officer	2008	326,637	556,051	Nil	130,655	Nil	Nil	2,721	1,016,064
Antenor Silva President	2008	456,529	781,938	Nil	180,000	Nil	Nil	9,120	1,427,587
Greg McKnight Senior Vice President, Business Development	2008	285,808	486,533	Nil	114,323	Nil	Nil	2,749	889,413
Ludovico Costa Chief Operating Officer	2008	288,823	396,182	Nil	149,748	Nil	Nil	8,037	842,790

(1)           All amounts in table shown in United States dollars have been converted from Canadian dollars based on the exchange rate on December 31, 2008 of Cdn$1.2246=$1.00. Share-based award values have been calculated using the grant date fair value of such awards.

(2)           The figures in this column represent in all cases, other than for Mr. Marrone, an aggregate of 145,831 RSUs granted on June 23, 2008 and 75,123 RSUs granted on December 29, 2008.  In Mr. Marrone’s case, this figure represents an aggregate of 238,589 DSUs granted as to two-thirds in June 2008 and one-third in December 2008.

(3)           Represents aggregate dollar value of dividends earned by Mr. Marrone during 2008 on his DSUs, which are payable upon vesting.

(4)           Represents annual cash bonuses paid to the Named Executive Officers.

Incentive Plan Awards

The following table provides information regarding all incentive plan awards for each Named Executive Officer outstanding as of December 31, 2008.

Outstanding Share Awards and Option Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)(1)	Option exercise price(4)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(3)(4)
Peter Marrone	500,000	7.88	March 22, 2011	Nil	240,095	2,409,754
Charles Main	250,000	7.88	March 22, 2011	Nil	55,326	556,051
Antenor Silva	700,000	7.88	March 22, 2011	Nil	77,801	781,938
Greg McKnight	380,000	7.88	March 22, 2011	Nil	48,409	486,533
Ludovico Costa	75,000	7.88	March 22, 2011	Nil	39,419	396,182

(1)           All stock options listed in table vested upon grant in March 2006.

(2)           The figures in this column represent in all cases other than for Mr. Marrone RSUs.  In Mr. Marrone’s case, this figure represents DSUs.

(3)           The value of all unvested share based awards reflected in this column has been calculated using the grant date fair value of such awards.  See “Long-Term Incentives — Restricted Share Unit Plan — Deferred Share Unit Plan” for details on how market value is to be calculated upon vesting.

(4)           All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of Cdn$1.2246 = $1.00.

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2008.

Value Vested or Earned under Incentive Plan Awards during 2008

Name	Option awards — Value vested during the year($)(1)	Share awards — Value vested during the year($) (2)	Non-equity incentive plan compensation — Value earned during the year ($)
Peter Marrone	Nil	Nil	Nil
Charles Main	Nil	Nil	Nil
Antenor Silva	Nil	Nil	Nil
Greg McKnight	Nil	Nil	Nil
Ludovico Costa	Nil	Nil	Nil

(1)           All option-based awards to the Named Executive Officers vested immediately upon grant in March 2006 and no options were granted nor vested during 2008.

(2)           No outstanding share-awards of the Company have yet vested.

Pension Plan Benefits

The Company assumed an existing defined benefit pension plan (the “Pension Plan”) as a result of the Company’s acquisition of Meridian Gold Inc. in October 2007.  None of the Named Executive Officers of the Company are beneficiaries of the Pension Plan.  The beneficiaries of the Pension Plan include 28 active employees and 6 retirees of Meridian.  The Company does not have in place any other pension plans and does not provide any other pension plan benefits.

Termination and Change of Control Benefits

The Company has entered into employment agreements with each of its Named Executive Officers which provide for payments to each Named Executive Officer in connection with termination and change of control of the Company, as described below.

Peter Marrone

Pursuant to his employment agreement, Mr. Marrone may terminate his employment agreement upon three months’ written notice to the Company.  The Company may terminate Mr. Marrone’s employment agreement at any time without cause, in which event it is obligated to provide Mr. Marrone with a severance in lieu of notice.  Upon termination of Mr. Marrone’s employment with the Company for any reason other than cause, or upon a change of control of the Company, Mr. Marrone is entitled to a payment equal to three times his highest annual salary and bonus (plus additional premium in the case of a change of control).  Mr. Marrone is also entitled to a cash amount in lieu of common shares issuable under stock options not exercised within 30 days of notice from the Company, whether or not such options are exercisable, based on a predetermined formula set out in his employment agreement.  Alternatively, Mr. Marrone may elect to continue to hold any unexercised options for the balance of their term.  In addition, Mr. Marrone’s employment agreement contains customary provisions relating to the termination of his employment for good reason and, in such event, Mr. Marrone is entitled to the severance payments noted above.

Charles Main

Mr. Main’s employment agreement provides that he may terminate his employment agreement upon 90 days’ written notice to the Company, and the Company may terminate the executive’s employment agreement at any time without cause, in which event he shall be entitled to a severance in lieu of notice.  Upon termination of employment with the Company for any reason other than cause or other than upon a change of control of the Company, Mr. Main is entitled to a payment equal to 24 months base salary plus accrued but unused vacation and the provision of the benefits generally provided to executive officers of Yamana (except for insured or other benefits which cannot be extended to a person not actively employed by the Company) for the earlier of 24 months or until Mr. Main obtains comparable benefits from another sources. Any previously issued options or RSUs granted to Mr. Main shall vest upon termination of his employment and previously issued options shall remain exercisable for 24 months from such termination, notwithstanding the provisions of any agreement or plan. Upon a change of control of the Company, Mr. Main is entitled to a payment of an amount equal to two multiplied by the sum of his base salary and any bonus based on the highest rate in effect during the twelve month period immediately preceding the change of control. Any previously issued options or RSUs granted to Mr. Main shall vest upon a change of control. Change of control payments are made the earlier of (i) the date following the change of control on which the executive’s employment ends and (ii) 120 days after the change of control. In the event the Company terminates Mr. Main’s employment without cause after the first six months following a change of control, the executive shall be entitled to the termination payment described above.  If such termination occurs within the first six months after a change of control, no such termination payment shall be made.  The terms of Mr. Main’s employment agreement as described herein have been adopted by the Board and are subject to formal amendments to the agreement.

Antenor Silva

Mr. Silva’s employment agreement provides that he may terminate his employment agreement upon 90 days’ written notice to the Company, and the Company may terminate the executive’s employment agreement at any time without cause, in which event he shall be entitled to a severance in lieu of notice.  Upon termination of employment with the Company for any reason other than cause or other than upon a change of control of the Company, Mr. Silva is entitled to a payment equal to 24 months base salary plus accrued but unused vacation and the provision of the benefits generally provided to executive officers of Yamana (except for insured or other benefits which cannot be extended to a person not actively employed by the Company) for the earlier of 24 months or until Mr. Silva obtains comparable benefits from another sources. Any previously issued options or RSUs granted to Mr. Silva shall vest upon termination of his employment and previously issued options shall remain exercisable for 24 months from such termination, notwithstanding the provisions of any agreement or plan. Upon a change of control of the Company, Mr. Silva is entitled to a payment of an amount equal to two multiplied by the sum of his base salary and any bonus based on the highest rate in effect during the twelve month period immediately preceding the change of control. Any previously issued options or RSUs granted to Mr. Silva shall vest upon a change of control. Change of control payments are made the earlier of (i) the date following the change of control on which the executive’s employment ends and (ii) 120 days after the change of control. In the event the Company terminates Mr. Silva’s employment without cause after the first six months following a change of control, the executive shall be entitled to the termination payment described above.  If such termination occurs within the first six months after a change of control, no such termination payment shall be made.  The terms of Mr. Silva’s employment agreement as described herein have been adopted by the Board and are subject to formal amendments to the agreement.

Greg McKnight

Mr. McKnight’s employment agreement provides that he may terminate his employment agreement upon 90 days’ written notice to the Company, and the Company may terminate the executive’s employment agreement at any time without cause, in which event he shall be entitled to a severance in lieu of notice.  Upon termination of employment with the Company for any reason other than cause or other than upon a change of control of the Company, Mr. McKnight is entitled to a payment equal to 24 months base salary plus accrued but unused vacation and the provision of the benefits generally provided to executive officers of Yamana (except for insured or other benefits which cannot be extended to a person not actively employed by the Company) for the earlier of 24 months or until Mr. McKnight obtains comparable benefits from another sources. Any previously issued options or RSUs granted to Mr. McKnight shall vest upon termination of his employment and previously issued options shall remain exercisable for 24 months from such termination, notwithstanding the provisions of any agreement or plan. Upon a change of control of the Company, Mr. McKnight is entitled to a payment of an amount equal to two multiplied by the sum of his base salary and any bonus based on the highest rate in effect during the twelve month period immediately preceding the change of control. Any previously issued options or RSUs granted to Mr. McKnight shall vest upon a change of control. Change of control payments are made the earlier of (i) the date following the change of control on which the executive’s employment ends and (ii) 120 days after the change of control. In the event the Company terminates Mr. McKnight’s employment without cause after the first six months following a change of control, the executive shall be entitled to the termination payment described above.  If such termination occurs within the first six months after a change of control, no such termination payment shall be made.  The terms of Mr. McKnight’s employment agreement as described herein have been adopted by the Board and are subject to formal amendments to the agreement.

Ludovico Costa

Mr. Costa’s employment agreement provides that he may terminate his employment agreement upon 90 days’ written notice to the Company, and the Company may terminate the executive’s employment agreement at any time without cause, in which event he shall be entitled to a severance in lieu of notice.  Upon termination of employment with the Company for any reason other than cause or other than upon a change of control of the Company, Mr. Costa is entitled to a payment equal to 24 months base salary plus accrued but unused vacation and shall continue to be entitled to participate, at the Company’s expense, in the Company’s health and medical plans for its executive personnel until the earlier of obtaining alternative coverage under new employment or the first anniversary of Mr.Costa’s termination date. Any previously issued options or RSUs granted to Mr. Costa shall vest upon termination of his employment and he shall be issued common shares or paid cash for such RSUs and previously issued options shall remain exercisable from such termination, notwithstanding the provisions of any agreement or plan. Upon a change of control of the Company, Mr. Costa is entitled to a payment of an amount equal to two multiplied by the sum of his base salary and any bonus based on the highest rate in effect during the twelve month period immediately preceding the change of control. Any previously issued options or RSUs granted to Mr. Costa shall vest upon a change of control. Change of control payments are made the earlier of (i) the date following the change of control on which the executive’s employment ends and (ii) 120 days after the change of control. In the event the Company terminates Mr. Costa’s employment without cause after the first six months following a change of control, the executive shall be entitled to the termination payment described above.  If such termination occurs within the first six months after a change of control, no such termination payment shall be made.

Other than as described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that result in payments to the Named Executive Officer at, following or in connection with any termination, resignation, retirement, change of control of the Company or a change in responsibilities.

Under the terms of the employment contracts of Messrs. Main, Silva, McKnight and Costa, a change of control means the occurrence of any one or more of the following events: (i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of its affiliates and another corporation or other entity, as a result of which the holders of common shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction; (ii) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of Yamana and/or any of its subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of Yamana and its subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of Yamana in the course of a reorganization of the assets of Yamana and its subsidiaries; (iii) a resolution is adopted to wind up, dissolve or liquidate Yamana; (iv) any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of voting securities of Yamana which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Canada Business Corporations Act) to cast or to direct the casting of 20% or more of the votes attached to all of Yamana’s outstanding voting securities which may be cast to elect directors of Yamana or the successor corporation (regardless of whether a meeting has been called to elect directors); (v) as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving Yamana or any of its affiliates and another corporation or other entity, the nominees named in the most recent management information circular of Yamana for election to the Board shall not constitute a majority of the Board; or (vi) the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

Under the terms of Mr. Marrone’s employment contract, a change of control means: (i) any event as a result of or following which any person, or any person together with its affiliates, beneficially owns or exercises control or direction over, voting securities of Yamana or a successor thereto carrying 20% or more of the votes attached to all voting securities then outstanding; or (ii) the approval by the shareholders of Yamana of all necessary resolutions required to permit any person, any persons acting in concert, or any person together with its affiliates to beneficially own or exercise control or direction over, voting securities of Yamana or a successor thereto carrying 20% or more of the votes attached to all voting securities then outstanding, even if the securities have not yet been issued to or transferred to that person; or (iii) the sale to a person who is not affiliated with Yamana within the meaning of the Canada Business Corporations Act of assets of Yamana at a price greater than or equal to 25 % of the net assets of Yamana, as shown on a consolidated balance sheet for Yamana at the end of the last completed financial quarter of the then-current financial year, or as at the end of the last completed financial year if the sale occurs during the first quarter of a financial year; or (iv) the approval by the shareholders of Yamana of all necessary resolutions required to permit the sale to a person who is not affiliated with Yamana within the meaning of the Canada Business Corporations Act of all or substantially all of the assets of Yamana; or (v) in the event Yamana: (a) becomes insolvent or generally not able to pay its debts as they become due; (b) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors; (c) institutes or has instituted against it any proceeding seeking (A) to adjudicate it a bankrupt or insolvent, (B) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan or compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (C) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of thirty (30) days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs; or (d) takes any corporate action to authorize any of the above actions.

Estimated Incremental Payment on Termination

The following tables provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers on a termination without cause, assuming a triggering event occurred on December 31, 2008.

Name	Multiple	Base Salary Value ($)(1)	Bonus Value ($)(1)	Benefits Value ($)(1)		Total ($)(1)
Peter Marrone	3.25	3,052,017	1,526,008	27,432		4,605,457
Charles Main	2	653,274	—	5,524		658,798
Antenor Silva	2	913,058	—	4,541	(2)	917,599
Greg McKnight	2	571,616	—	7,266		578,882
Ludovico Costa	2	577,646	—	8,197	(2)	585,843
TOTALS	—	5,767,611	1,526,008	52,960		7,346,579

(1)           All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of Cdn$1.2246 = $1.00.

(2)           Amounts are shown in United States dollars and have been converted from Brazilian reais based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of R$2.3145=$1.00.

Name	DSU/RSU Value ($)(1)(2)(3)
Peter Marrone	1,852,766
Charles Main	426,940
Antenor Silva	600,375
Greg McKnight	373,563
Ludovico Costa	304,189
TOTALS	3,557,833

(1)           These RSU and DSU bonuses are shown without the impact of the applicable multiple.

(2)           All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of Cdn$1.2246 = $1.00. The values of the RSUs and DSUs have been calculated using the closing price of the common shares on the TSX on December 31, 2008 of Cdn$9.45.

(3)           Represents RSUs, other than in the case of Mr. Marrone who holds DSUs.

Estimated Incremental Payment on Change of Control

The following tables provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers on a change of control, assuming a triggering event occurred on December 31, 2008.

Name	Multiple	Base Salary Value ($)(1)	Bonus Value ($)(1)	Benefits Value ($)(1)	Total ($)(1)
Peter Marrone	3.25	3,052,017	1,526,008	—	4,578,025
Charles Main	2	653,274	261,310	—	914,584
Antenor Silva	2	913,058	360,000	—	1,273,058
Greg McKnight	2	571,616	228,646	—	800,262
Ludovico Costa	2	577,646	299,496	—	877,142
TOTALS	—	5,532,840	2,675,460	—	8,443,071

(1)           All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of Cdn$1.2246 = $1.00.

Name	DSU/RSU Value ($)(1)(2)(3)
Peter Marrone	1,852,766
Charles Main	426,940
Antenor Silva	600,375
Greg McKnight	373,563
Ludovico Costa	304,189
TOTALS	3,557,833

(1)           These RSU and DSU bonuses are shown without the impact of the applicable multiple.

(2)           All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of Cdn$1.2246 = $1.00.  The values of the RSUs and DSUs have been calculated using the closing price of the common shares on the TSX on December 31, 2008 of Cdn$9.45.

(3)           Represents RSUs, other than in the case of Mr. Marrone who holds DSUs.

Director Compensation

The Board meets annually to review the adequacy and form of directors’ compensation.  For 2008, each non-executive director of the Company was paid: (i) an annual retainer fee of $123,000, paid quarterly of which two-thirds ($82,000) is payable in cash and one-third ($41,000) is payable by the grant of DSUs; (ii) meeting fees of $1,640 per meeting for each Board meeting attended and $820 per meeting for each committee of the Board meeting attended, and (iii) $1,230 per diem when consulting at a mine site.  The Chairman of each of the Audit Committee, Compensation Committee, Corporation Governance and Nominating Committee and Sustainability Committee was paid an annual retainer of $8,200, $4,100, $4,100 and $4,100, respectively. The Lead Director received an additional fee of $12,759.

During the financial year ended December 31, 2008, an aggregate of $1,092,984 was paid in cash to the non-executive directors of the Company.

Director Compensation Table

The following table provides information regarding compensation paid to the Company’s directors (other than the Named Executive Officer who are not compensated as directors) during the financial year ended December 31, 2008.

Name	Fees earned ($)(2)	Share awards ($)(2)(3)	Option awards ($)(2)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(5)	Total ($)(2)
Victor H. Bradley (1) Ontario, Canada Age: 72 Areas of Expertise: Accounting and Mining	47,056	10,208	Nil	Nil	Nil	57,264
Patrick J. Mars Ontario, Canada Age: 68 Areas of Expertise: Finance and Sustainability	139,740	30,622	Nil	Nil	163	170,525
John Begeman South Dakota, United States Age: 54 Areas of Expertise: Sustainability and Mining	121,264	30,622	Nil	Nil	163	152,049
Richard Graff Colorado, United States Age: 62 Areas of Expertise: Accounting and Financial Reporting	117,385	30,622	Nil	Nil	163	148,170

Name	Fees earned ($)(2)	Share awards ($)(2) (3)	Option awards ($)(2)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(5)	Total ($)(2)
Robert Horn British Columbia, Canada Age: 65 Areas of Expertise: Mining and Metallurgy and Sustainability	111,873	30,622	Nil	Nil	163	142,658
Nigel Lees Ontario, Canada Age: 65 Areas of Expertise: Finance	115,956	30,622	Nil	Nil	163	146,741
Juvenal Mesquita Filho (4) São Paulo, Brazil Age: 59 Areas of Expertise: Finance	95,133	20,415	Nil	Nil	37,249	152,797
Carl Renzoni Ontario, Canada Age: 70 Areas of Expertise: Finance, Mining and Metallurgy	106,157	30,622	Nil	Nil	163	136,942
Dino Titaro Ontario, Canada Age: 56 Areas of Expertise: Finance, Sustainability, Mining and Metallurgy	121,264	30,622	Nil	Nil	163	152,049

(1)                                  Mr. Bradley retired as a director of the Company effective May 14, 2008 and thus his compensation relates to a partial year.

(2)                                  All amounts in table shown in United States dollars have been converted from Canadian dollars based on the exchange rate on December 31, 2008 of Cdn$1.2246 = $1.00.

(3)                                  The value of all unvested share based awards reflected in this column has been calculated using the grant date fair value of such awards and converted into United States dollars in accordance with footnote (2) above.  See “Long-Term Incentives — Restricted Share Unit Plan — Deferred Share Unit Plan” for details on how market value is to be calculated upon vesting.

(4)                                  Mr. Mesquita voluntarily resigned from the Board effective October 16, 2007 in order to allow for the appointment of Messrs. Renzoni and Graff to the Board upon completion of the Company’s acquisition of Meridian Gold Inc.  Mr. Mesquita was re-elected to the Board following an increase in the size of the Board effective May 14, 2008, and in the interim period between his voluntary resignation and re-election, Mr. Mesquita attended Board meetings as an advisor to the Board and was paid a total of $37,155 in fees as compensation for his services, which amount is reflected in “All other compensation”.

(5)                                  Each director earned $163.00 in dividends on his DSUs during 2008, other than Mr. Bradley who earned nil and Mr. Mesquita who earned $94.00.

Set forth below is a detailed breakdown of the components that make up the cash portion of compensation for directors (other than the named executive officers who are not compensated in their capacity as directors) for the financial year ended December 31, 2008.

Name	Board Annual Retainer ($)(2)	Committee Chair Retainer($)(2)	Aggregate Board Attendance Fee ($)(2)	Aggregate Committee Attendance Fee ($)(2)(3)		Total Fees Paid in Cash ($)(2)
Victor H. Bradley (1)	38,278	3,062	3,266 (based on 3 Board meetings attended)	2,450 (based on 3 committee meetings attended	)	47,056
Patrick J. Mars	94,419	4,083	21,231 (based on 17 Board meetings attended)	20,007 (based on 17 committee meetings attended	)	139,740
John Begeman	81,659	4,083	22,865 (based on 18 Board meetings attended)	12,657 (based on 8 committee meetings attended	)	121,264
Richard Graff	81,659	5,104	22,865 (based on 18 Board meetings attended)	7,758 (based on 5 committee meetings attended	)	117,386

Name	Board Annual Retainer ($)(2)	Committee Chair Retainer($)(2)	Aggregate Board Attendance Fee ($)(2)	Aggregate Committee Attendance Fee ($)(2)(3)		Total Fees Paid in Cash ($)(2)
Robert Horn	81,659	—	21,231 (based on 17 Board meetings attended)	8,983 (based on 11 committee meetings attended	)	111,873
Nigel Lees	81,659	4,083	19,598 (based on 16 Board meetings attended)	10,616 (based on 13 committee meetings attended	)	115,956
Juvenal Mesquita Filho	71,452	—	60,019 (based on 18 Board meetings attended)	817 (based on 1 committee meetings attended	)	132,288	(4)
Carl Renzoni	81,659	—	21,231 (based on 17 Board meetings attended)	3,266 (based on 4 committee meetings attended	)	106,156
Dino Titaro	81,659	—	17,965 (based on 15 Board meetings attended)	21,639 (based on 19 committee meetings attended	)	121,263

(1)           Mr. Bradley retired as a director of the Company effective May 14, 2008.

(2)                                  All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of Cdn$1.2246 = $1.00.

(3)                                  All amounts include fees paid to the members of the Sustainability Committee and the Chair of the Audit Committee for mine site visits.

(4)                                  “Aggregate Board Attendance Fee” reflected for Mr. Mesquita includes the $37,155 in attendance fees paid to Mr. Mesquita in his capacity as an advisor to the Board.  See “Director Compensation Table” and footnote (4) thereto.

Incentive Plan Awards for Directors

The following table provides information regarding the incentive plan awards for each director (who is not also a Named Executive Officer) outstanding as of December 31, 2008.

Outstanding Share Awards and Options Awards

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)(1)	Option exercise price (2)	Option expiration date	Value of unexercised in-the- money options (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (2) (3)
Victor H. Bradley	Nil	Nil	—	Nil	Nil	Nil
John Begeman	Nil	Nil	—	Nil	4,187	32,445
Richard Graff	Nil	Nil	—	Nil	4,187	32,445
Robert Horn	Nil	Nil	—	Nil	4,187	32,445
Nigel Lees	55,000	7.88	March 22, 2011	Nil	4,187	32,445
Patrick J. Mars	125,000	7.88	March 22, 2011	Nil	4,187	32,445
Juvenal Mesquita Filho	350,000 60,000 140,000	7.88 2.82 3.03	March 22, 2011 March 22, 2014 May 12, 2015	Nil 295,200 661,248	3,291	25,502
Carl Renzoni	Nil	Nil	—	Nil	4,187	32,445
Dino Titaro	125,000	7.88	March 22, 2011	Nil	4,187	32,445

(1)                                  All option-based awards reflected in the  table were made prior to the 2008 fiscal year and vested immediately upon grant.

(2)                                  All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of Cdn$1.2246 = $1.00.

(3)                                  The value of all unvested share-based awards reflected in this column has been calculated using the grant date fair value of such awards and converted into United States dollars in accordance with footnote (2) above.  See “Long-Term Incentives — Restricted Share Unit Plan — Deferred Share Unit Plan” for details on how market value is to be calculated upon vesting.

The following table provides information regarding the incentive plan awards for each director (who is not a Named Executive Officer) outstanding as of December 31, 2008.

Value Vested or Earned During under Incentive Plan Awards during 2008

Name	Option awards – Value vested during the year ($) (1)	Share awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Victor H. Bradley	Nil	10,208	Nil
John Begeman	Nil	Nil	Nil
Richard Graff	Nil	Nil	Nil
Robert Horn	Nil	Nil	Nil
Nigel Lees	Nil	Nil	Nil
Patrick J. Mars	Nil	Nil	Nil
Juvenal Mesquita Filho	Nil	Nil	Nil
Carl Renzoni	Nil	Nil	Nil
Dino Titaro	Nil	Nil	Nil

(1)                                  No option-based awards were granted nor vested during 2008.

(2)                                  No outstanding share awards of the Company have yet vested, other than the DSUs awarded to Mr. Bradley in 2008 which vested upon his retirement as a director of the Company.

Corporate Governance Practices

National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) sets out best practice guidelines for effective corporate governance. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance.  National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, specified disclosure of the corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders.  The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.  The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required.  Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been designed to be in compliance with applicable Canadian, United States and United Kingdom requirements and best practices.  The Company continues to monitor developments in Canada, the United States and United Kingdom with a view to keeping its governance policies and practices current.

The Board has considered the Governance Guidelines and believes that its approach to corporate governance is appropriate and works effectively for the Company and its shareholders.

Although, as a regulatory matter, the majority of the corporate governance listing standards of the New York Stock Exchange (the “NYSE Standards”) are not applicable to the Company, the Company has corporate governance practices that are for the most part compliant with NYSE Standards.  Details of the Company’s corporate governance practices compared to NYSE Standards are available for review on the Company’s website at www.yamana.com.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.  See “Corporate Governance and Nominating Committee.”

The Board of Directors

The Board is currently comprised of Peter Marrone (Chair), Patrick Mars (Lead Director), Nigel Lees, Juvenal Mesquita, Antenor Silva, Dino Titaro, John Begeman, Robert Horn, Richard Graff and Carl Renzoni.  Eight out of the ten Board members are independent within the meaning of the Governance Guidelines.  Messrs. Marrone and Silva are not independent as they are the Chairman and Chief Executive Officer of the Company and the President of the Company, respectively.

The Board holds regularly scheduled meetings and has a policy that every Board meeting shall be held without management attendance, unless required in the context of the meeting.

To facilitate the functioning of the Board independently of management, the following structures and processes are in place:

•                  a Lead Director has been elected;

•                  there are no members of management on the Board, other than the Chairman and Chief Executive Officer of the Company and the President of the Company;

•                  under the by-laws of the Company, any two directors may call a meeting of the Board;

•                  the Chairman and Chief Executive Officer’s compensation is considered by the Compensation Committee at least once a year;

•                  in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate; and

•                  the Board policy is to hold in-camera meetings with the independent directors at the end of each Board or committee of the Board meeting.

The Chairman of the Board (Mr. Marrone) is not an independent director.  The role of the Company’s Chairman of the Board is to chair all meetings of the Board in a manner that promotes meaningful discussion, and to provide leadership to the Board to enhance the Board’s effectiveness in meeting its responsibilities.  The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; working together with the Corporate Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on at least an annual basis.  The Chairman also acts as a liaison between the Board and other members of management to ensure that the relationship between the Board and management is professional and constructive and ensures that the allocation of responsibilities and the boundaries between Board and management are clearly understood.

Independent Lead Director

The Lead Director (Mr. Mars) is an independent director appointed by the full Board.  The Lead Director’s primary focus is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties.  He chairs all of the independent director meetings.  The Lead Director ensures that the responsibilities of the Board are well understood and respected by both the Board and management.  While undertaking his responsibilities, the Lead Director works closely with, and in an advisory capacity to, the Chairman and Chief Executive Officer of the Company.

The Lead Director’s responsibilities include, without limitation, ensuring that the Board is aware of its obligations to the Company and its shareholders; acting as a liaison between management and the Board to ensure the relationships between the Board and management are conducted in a professional and constructive manner; providing support to the Corporate Governance and Nominating Committee in developing director criteria and potential candidates to be recommended for appointment to the Board and ensuring an adequate orientation and training program for new Board members; reviewing director conflict of interest issues as they arise; ensuring that the Board has a process for assessing the performance of the Chairman and Chief Executive Officer of the Company and ensuring that appropriate succession, development and compensation plans are in place for senior management; ensuring that meetings of the independent directors are scheduled regularly, chair such meetings and report the results of such meetings to the Chairman and Chief Executive Officer of the Company; and receiving and determining appropriate action on any communications from shareholders or other stakeholders that are addressed to the independent directors of the Board.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Company’s shareholders.  Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time.  During the financial year ended December 31, 2008, the Board met 18 times and held an in-camera meeting at the end of each Board meeting without members of the management present, the Audit Committee met 5 times, the Compensation Committee met 8 times, the Corporate Governance and Nominating Committee met 4 times and the Sustainability Committee met 8 times.

The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2008.

	Board (18 meetings)		Audit Committee (5 meetings)		Compensation Committee (8 meetings)		Corporate Governance and Nominating Committee (4 meeting)		Sustainability Committee (8 meetings)
Director	Number	%	Number	%	Number	%	Number	%	Number	%
Peter Marrone(1)	18	100	—	—	—	—	—	—	—	—
Antenor Silva(1)	15	83	—	—	—	—	—	—	—	—
Patrick Mars	17	94	5	100			4	100	8	100
Juvenal Mesquita(3)	18	100	—	—	—	—	1	100	—	—
Nigel Lees	16	89	5	100	8	100	—	—	—	—
Dino Titaro	15	83	—	—	8	100	4	100	7	88
John Begeman	18	100	—	—	—	—	—	—	8	100
Robert Horn(4)	17	94	—	—	4	100	—	—	7	88
Richard Graff	18	100	5	100	—	—	—	—	—	—
Carl Renzoni(3) (5)	17	94	3	100			1	100
Overall Attendance Rate(2)		94%		100%		100%		100%		94%

(1)                                  Messrs. Marrone and Silva were not members of any committee of the Board during the financial year ended December 31, 2008.

(2)                                  Mr. Bradley retired as a director of the Company on May 14, 2008 and has not been included in the table above.  Prior to his retirement, Mr. Bradley attended one of two Audit Committee meetings, two of four Compensation Committee meetings, none of the three Corporate Governance and Nominating Committee meetings and three of seven Board meetings held in 2008 prior to his resignation.

(3)                                  Messrs. Mesquita and Renzoni joined the Corporate Governance and Nominating Committee during 2008 and each attended all meetings held subsequent to their appointment.

(4)                                  Mr. Horn was appointed to the Compensation Committee during 2008 and attended all meetings held subsequent to his appointment.

(5)                                  Mr. Renzoni was appointed to the Audit Committee and the Corporate Governance and Nominating Committee during 2008 and attended all meetings held subsequent to his appointment.

Directors’ Attendance Policy

Directors of the Company are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting.  Where a director’s absence from a meeting is unavoidable, the director will, as soon as practicable after the meeting, contact the Chairman and Chief Executive Officer or the Corporate Secretary for a briefing on the substantive elements of the meeting.

Directors who are resident in Canada and the United States and are unable to attend at least 75% of regularly scheduled Board and/or committee meetings are, subject to exceptional circumstances, expected to tender their resignations from the Board to the Chair of the Corporate Governance and Nominating Committee.  Directors who are resident outside of Canada or the United States and are unable to attend at least 60% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee.  The distinction in attendance policy between directors resident in North America and those not resident in North America allows the Board to attract candidates who can add substantial value to the Company but who have significant travel burdens.

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies. Other than as set forth below under “Interlocking Directorships”, no director of the Company serves on the board of any other public company with any other director of the Company.

Director	Other Public Company Directorships	Other Public Company Committee Appointments

Peter Marrone	Aura Minerals Inc. (since January 2006)	Nominating and Corporate Governance, Compensation

Antenor Silva	Vaaldiam Resources Ltd. (since November 2003)	Technical Advisory

John Begeman	Avion Resources Corp. (since September 2008) Valencia Ventures Inc. (since June 2008) Premier Goldmines Limited (since May 2006)	- - Audit (Chair)

Richard Graff	Dynamic Materials Corporation (since June 2007) Anatolia Minerals Development Limited (since July 2008)	Audit (Chair) Audit (Chair), Compensation

Nigel Lees	SAGE Gold Inc. (since December 2003) Hawk Uranium Inc. (since March 2007)	- Audit

Patrick J. Mars

Aura Minerals Inc. (since January 2006)

Carpathian Gold Inc. (since January 2003)

Central Sun Mining Inc. (since September 2002)

Endeavour Financial Corporation (since December 2003)
SAGE Gold Inc. (since October 2002)
Selwyn Resources Ltd. (since August 2005)

Audit, Nominating and Corporate
Governance
Audit (Chair), Corporate Governance,
Compensation
Audit (Chair), Corporate Governance,
Compensation
Audit, Corporate Governance
Audit (Chair), Compensation
Corporate Governance, Compensation

Carl Renzoni	Copper Mountain Mining Corp. (since March 2008)	Corporate Governance (Chair)

Dino Titaro	Carpathian Gold Inc. (since January 2003) Plata Peru Resources Inc. (since November 2002) Richview Resources Inc. (since November 2005)	- - Audit, Compensation (Chair) and Corporate Governance

Interlocking Directorships

The following table provides details regarding directors of the Company who served together as directors on the boards of other public companies.

Director	Other Public Company Directorships	Other Public Company Committee Appointments

Patrick Mars Peter Marrone	Aura Minerals Inc.	Nominating and Corporate Governance

Patrick Mars Dino Titaro	Carpathian Gold Inc.	Nil

Nigel Lees Patrick Mars	SAGE Gold Inc.	Nil

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee.

Director Investment Requirements

The Board has implemented a policy that requires each non-executive director of the Company to hold Common Shares or DSUs equal in number to a minimum of the amount of the annual retainer payable to each non-executive director of the Company.  This requirement is to be attained within three years of the implementation of this policy or within three years of becoming a director of the Company, as applicable, and must be maintained throughout their tenure as a director.  See “Director Compensation” above and “Election of Directors” below for details regarding security holdings of the Company’s directors.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or executive officers.  There are no loans outstanding from the Company to any of its directors or executive officers.

Retirement Policy for Directors

The Company has implemented a retirement policy for its directors which provides for mandatory retirement of any director upon reaching the age of 75.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company; and to act with a view towards the best interests of the Company.  In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•                  the strategic planning process of the Company;

•                  identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•                  succession planning, including appointing, training and monitoring senior management;

•                  a communications policy for the Company to facilitate communications with investors and other interested parties; and

•                  the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors.  The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee.

Through the Compensation Committee, the Board has established and maintains an appropriate succession plan which identifies the potential short-term and longer-term successors to the Chief Executive Officer of the Company and the executive management positions in the Company.

A copy of the charter of the Board, setting out its mandate, responsibilities and the duties of its members is attached hereto as Schedule “A” to this management information circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Lead Director and the Chairman of each committee of the Board.  The Board, together with the Chief Executive Officer, has also developed a written role statement for each of the Chief Executive Officer and Chief Financial Officer.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.  Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible in appropriate circumstances.  Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.  To facilitate ongoing education of the Company’s directors, the Corporate Governance and Nominating Committee will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees.  The Corporate Governance and Nominating Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code.  Any non-compliance with the Code is to be reported to the Company’s Chief Executive Officer or the person’s supervisor.  In addition, the Board conducts regular audits to test compliance with the Code.  A copy of the Code may be accessed under the Company’s profile at www.sedar.com or on the Company’s website at www.yamana.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Lead Director and the Chairman and Chief Executive Officer regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations in all jurisdictions in which the Company conducts business; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis.  Reporting a violation of the Code is made by informing anonymously, if desired, the Chief Executive Officer who immediately forwards the report to one or more members of the Audit Committee who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.  Reporting concerns regarding violations of the Code, financial statement disclosure or other appropriate issues are to be forwarded anonymously to the Chairman of the Audit Committee via the Yamana compliance hotline or website, or, alternatively, in a sealed envelope, and the Chairman of the Audit Committee then investigates each matter reported and takes corrective and disciplinary action, if appropriate.

Nomination of Directors

The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board.  The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Company.

The Corporate Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

Majority Voting for Election of Directors

The Board has adopted a policy regarding majority voting for the election of directors.  The policy is described under “Election of Directors” in this management information circular.

Committees of the Board

The Board has the following four standing committees:

•                  Audit Committee;

•                  Compensation Committee;

•                  Corporate Governance and Nominating Committee; and

•                  Sustainability Committee.

All of the committees are independent of management and report directly to the Board.  From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.  The current membership of each standing committee of the Board is as follows:

Audit Committee — Richard Graff (Chair), Nigel Lees, Patrick Mars and Carl Renzoni

Compensation Committee — Nigel Lees (Chair), Robert Horn and Dino Titaro

Corporate Governance and Nominating Committee — Patrick Mars (Chair), Juvenal Mesquita, Carl Renzoni and Dino Titaro

Sustainability Committee — John Begeman (Chair), Patrick Mars, Dino Titaro and Robert Horn

Audit Committee

The Audit Committee provides assistance to the Board in fulfilling its financial reporting and control responsibilities to the shareholders of the Company and the investment community.  The external auditors of the Company report directly to the Audit Committee.

The Audit Committee’s primary duties and responsibilities are to:

•                                         oversee the accounting and financial reporting processes of the Company, and the audit of its financial statements, including: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence;

•                                         serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems;

•                                         review and appraise the audit activities of the Company’s independent auditors; and

•                                         provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters, and meet periodically with management and with the independent auditors.

Further information regarding the Company’s Audit Committee is contained in the Company’s annual information form dated March 31, 2009 under the heading “Audit Committee”.  A copy of the Audit Committee charter is attached to the annual information form as Schedule “A”.  The Company’s annual information form is available under the Company’s profile on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s directors, officers and employees.  The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Company’s Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company and the Board and assisting with preparing and reviewing annually the executive compensation disclosure to be included in the Company’s management information circular.

The purposes of the Compensation Committee are to make recommendations to the Board relating to the compensation of:

•                  the members of the Board (in consultation with the Corporate Governance and Nominating Committee to ensure that good governance practices are adhered to in making recommendations for the compensation of members of the Board);

•                  the Company’s Chief Executive Officer; and

•                  members of senior management of the Company.

Advisors to the Compensation Committee

During the financial year ended December 31, 2008, the Compensation Committee retained Hay Group to provide assistance to the Compensation Committee in determining compensation for the Company’s directors and executive officers.  During 2008, Hay Group prepared two executive and director compensation reports for the Committee’s review and consideration, and representatives from Hay Group attended portions of some Compensation Committee meetings, as requested by the Chairman of the Compensation Committee.  The Compensation Committee agrees on an as-needed basis, with input from management and Hay Group, on the specific work to be undertaken by Hay Group and the fees associated with such work.  All services provided by Hay Group to the Company, beyond their respective roles as advisors to the Compensation Committee, requires written pre-approval by the Chairman of the Compensation Committee outlining the scope of work and related fees.  The Compensation Committee will not approve any such work that, in its view, could compromise the independence of Hay Group as advisor to the Compensation Committee. The Compensation Committee discloses annually, in the Company’s management information circular, the work done by and the fees paid to Hay Group for all work done for the Compensation Committee and any other work the Compensation Committee has approved.  During the financial year ended December 31, 2008, Hay Group’s fees as the Compensation Committee’s advisor totaled approximately $123,900.  See “Compensation Discussion and Analysis” above for further details regarding the 2008 engagement of Hay Group by the Compensation Committee.

Corporate Governance and Nominating Committee

The purposes of the Corporate Governance and Nominating Committee are to:

•                  identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Corporate Governance and Nominating Committee); and

•                  develop and recommend to the Board a set of corporate governance principles applicable to the Company.

This committee is responsible to annually review the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; develop and recommend to the Board for approval a long-term plan for Board composition that takes into consideration the independence of directors, competencies and skills for the Board as a whole; retirement dates, the appropriate size of the Board with a view to facilitate effective decision-making and strategic direction of the Company; develop and implement a process to handle any director nominees who are recommended by security holders; periodically review the Board Manual by which the Board will operate and the terms of reference for the Board; and annually review the directors’ compensation program and make any recommendations to the Board for approval.

Sustainability Committee

The Board also has a Sustainability Committee to assist the Board in oversight of sustainability, environmental, health and safety matters, including monitoring the implementation and management of the Company’s policies, procedures and practices relating to sustainability, environmental, health and safety matters.

In particular, the Sustainability Committee has the authority and responsibility for:

•                  assisting the Board of Directors in establishing objectives relating to exploration, development, operations and mining of the Company’s properties and monitoring and assessing the Company’s performance against such objectives;

•                  reviewing feasibility studies relating to the property interests of the Company and reporting to the Board of Directors on such feasibility studies;

•                  providing advice, as applicable, to the Chief Executive Officer in relation to the operations of the Company;

•                  overseeing the development and implementation of policies and management systems of the Company relating to environmental and health and safety issues in order to ensure compliance with applicable laws and best management practices; and

•                  assisting the Board of Directors in developing a corporate culture of environmental responsibilities and awareness as to the importance of health and safety.

Board Assessments

The Board, its committees and its individual directors are assessed regularly, on at least an annual basis, as to their effectiveness and contribution.  The process by which such assessments are made is through questionnaires developed by the Board and its Corporate Governance and Nominating Committee, which are distributed to each director and/or committee member for review and completion on an annual basis.  In addition, the Chairman of the Board and the Chair of each committee encourages discussion amongst the Board or the committee, as the case may be, as to their evaluation of their own effectiveness over the course of the year.  All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.

The Corporate Governance and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of prospective board members as well as the composition of the Board as a whole.  This assessment will include member’s contribution, qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board.

The Chairman of the Corporate Governance and Nominating Committee prepares a report to the Board based on the responses to the questionnaires which is circulated to all Board members.  This report is then discussed in detail at a meeting of the Board.

Concurrently with the written survey, the Chairman of the Board held formal discussions with each director about the operations of the Board and the performance of each director.

The overall conclusion from the questionnaires distributed for the December 31, 2008 fiscal year was that the Board was working effectively.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2008.  A description of the significant terms of each of the equity compensation plans of the Company follows the table below.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	6,193,289	Cdn$9.21 – stock options Cdn$13.47 – RSUs	6,657,080(2) 18,671,875(3)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,193,289	N/A	25,328,955

(1)                                  Represents the number of Common Shares reserved for issuance upon exercise of 5,065,164 outstanding stock options and 1,128,125 restricted share units.

(2)                                  Based on the maximum number of Common Shares reserved for issuance under the Share Incentive Plan of 24,900,000, after deducting all of the options that have been exercised under the Share Incentive Plan since inception and adding back all expired options.

(3)                                  Based on the maximum number of Common Shares reserved for issuance under the Restricted Share Unit Plan of 18,900,000.

Share Incentive Plan

The Company implemented a share incentive plan as of June 24, 2004, as amended (the “Share Incentive Plan”), which is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of common shares.  In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Company.  Effective April 2, 2008, the Compensation Committee implemented an Equity Based Compensation, the purpose of which is to set out the policies of the Compensation Committee concerning the grant of stock options, RSUs and DSUs under the relevant long term incentive plans of the Company. There were no stock options granted to Named Executive Officers during the financial year ended December 31, 2008.

Notwithstanding the provisions of the Share Incentive Plan, the Equity Based Compensation Policy provides that stock options shall not be granted to non-executive directors of the Corporation.  This determination was made by the Compensation Committee effective March 2006, and has been formalized in the Equity Based Compensation Policy.  In addition, stock options may be granted by the Board at its discretion upon a recommendation from the Compensation Committee.  There are no fixed entitlements to stock option grants.  Under the Equity Based Compensation Policy, the Compensation Committee may establish performance criteria for the grant of stock options from time to time.

On December 10, 2006, the Compensation Committee recommended that there be vesting of all stock options granted by the Company, as to one-quarter (¼) vesting immediately, and ¼ vesting on each of the dates that are 12, 24 and 36 months following the date of grant.  These vesting provisions are formalized in the Equity Based Compensation Policy for all new stock options granted.

The current aggregate maximum number of common shares that may be reserved for issuance under stock options granted pursuant to the Share Incentive Plan is 24,900,000, representing approximately 0.03% of Company’s issued and outstanding common shares as at March 23, 2009.

Options to purchase an aggregate of 3,729,307 common shares, representing approximately 0.005% of the Company’s issued and outstanding common shares as at March 23, 2009, are currently outstanding and exercisable under the Share Incentive Plan.

The Share Incentive Plan provides for an aggregate maximum reserve of 5% of the Company’s issued and outstanding common shares for issuance to any one person.  The maximum number of common shares issuable to insiders, at any time, pursuant to the Share Incentive Plan and any other security based compensation arrangements of the Company, is 10% of the total number of common shares then outstanding.  The maximum number of common shares issuable to insiders, within any one year period, pursuant to the Share Incentive Plan and any other security based compensation arrangements of the Company, is 10% of the total number of common shares then outstanding.  The Share Incentive Plan is administered by the Board in consultation with the Compensation Committee.  Options granted under the Share Incentive Plan have an exercise price of not less than the closing price of the common shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period not to exceed ten years.  The Share Incentive Plan allows the expiry date of options granted thereunder to be the tenth day following the end of a self imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or soon after such a blackout.  The vesting of stock options is at the discretion of the Board of the Company.  Any options granted under the Share Incentive Plan and which have been cancelled or terminated in accordance with the terms of the Share Incentive Plan without having been exercised will again be available for re-granting under the Share Incentive Plan.  However, any options granted under the Share Incentive Plan and exercised will not be available for re-granting under the Share Incentive Plan.  Options granted under the stock option component are not transferable or assignable and terminate: (i) within a period of 60 days following the termination of an optionee’s employment, subject to any agreement with a director or officer of the Company with respect to the rights of such director or officer upon termination or a change of control of the Company; and (ii) within a period of six months following the death of an optionee.

The Share Incentive Plan also provides for the granting of stock appreciation rights to optionees.  An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which the terminated option relates, to receive that number of common shares, disregarding fractions, which, when multiplied by the fair value of the common shares (which is the average closing price of the common shares on the TSX for the five trading days prior to the date of termination of the option) to which the terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.  During the year ended December 31, 2008, there were neither stock appreciation rights granted nor common shares issued upon the exercise of outstanding stock appreciation rights.

The Board and/or the Compensation Committee of the Board, may modify or terminate the Share Incentive Plan at any time.  Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Share Incentive Plan to (i) amend the number of securities issuable under the plan; (ii) change to the definition of “Participants” which would have the potential of narrowing or broadening or increasing insider participation; (iii) add any form of financial assistance under the plan; (iv) amend a financial assistance provision which is more favourable to participants; (v) add a cashless exercise feature, payable in cash or securities which does not provide for a full deduction in the number of underlying securities from the plan; (vi) add deferred or RSUs or any other provision which results in participants receiving securities while no cash consideration is received by the Company; and (vii) make amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to participants, especially to insiders of the Company, at the expense of the Company and its existing shareholders.  The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Share Incentive Plan that are not of the type contemplated above, including, without limitation: (i) amendments of a housekeeping nature; (ii) the addition of or a change to vesting provisions of a security or the plan; (iii) a change to the termination provisions of a security or the plan which does not entail an extension beyond the original expiry date; and (iv) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the plan reserve.

The Company does not provide any financial assistance to participants under the Share Incentive Plan to facilitate the purchase of securities under the Share Incentive Plan.  The Company has never re-priced any of the stock options it has granted under the Share Incentive Plan.

A copy of the Share Incentive Plan is available under the Company’s profile on SEDAR at www.sedar.com.

In addition to the stock options outstanding under the Share Incentive Plan, the Company assumed obligations pursuant to its various business acquisitions.  In connection with the acquisition of RNC Gold Inc., the Company assumed options (the “RNC Options”) outstanding under the RNC Gold Inc. stock option plan, of which there were 18,000 RNC Options outstanding as at December 31, 2008, exercisable to acquire an aggregate of 18,000 common shares.  In connection with the acquisition of Viceroy Exploration Ltd., the Company assumed options (the “Viceroy Options”) outstanding under the Viceroy Exploration Ltd. stock option plan, of which there were 354,050 Viceroy Options outstanding as at December 31, 2008, exercisable to acquire an aggregate of 354,050 common shares.  In connection with the acquisition of Northern Orion Resources Inc., the Company assumed options (the “Northern Orion Options”) outstanding under the Northern Orion stock option plan of which there were 761,775 outstanding as of December 31, 2008 exercisable to acquire an aggregate of 761,775 common shares.  In connection with the acquisition of Meridian, the Company assumed options (the “Meridian Options”) outstanding under the stock option plan of Meridian, of which there were 202,032 outstanding as of December 31, 2008 exercisable to acquire an aggregate of 202,032 common shares.  The RNC Options, Viceroy Options, Northern Orion Options and Meridian Options are neither governed by nor outstanding under the Share Incentive Plan.

Restricted Share Unit Plan

On April 2, 2008, the Board approved the adoption of the Restricted Share Unit Plan of the Company, which was approved by the shareholders of the Company on May 14, 2008.  The Board decided that it is desirable to have a wide range of incentive plans including the Restricted Share Unit Plan which is in place to attract, retain and motivate employees, officers and consultants of the Company.

Under the terms of the Restricted Share Unit Plan, the Compensation Committee is given sole and absolute discretion in determining RSU awards to full-time employees, officers and eligible contractors of the Company or an affiliate for services rendered to the Company or an affiliate in any calendar year.  The Equity Based Compensation Policy provides that the Compensation Committee shall establish performance criteria for the grant of RSUs to eligible participants from time to time.  The maximum dollar amount of RSUs to be granted on an annual basis is a multiple of base salary ranging from one to three as determined from time to time by the Board.  The number of RSUs awarded will be credited to the participant’s account effective on the grant date of the RSUs.

A total of 19,800,000 common shares are reserved for issuance under the Restricted Share Unit Plan, representing approximately 0.03% of the issued and outstanding common shares as of March 23, 2009.  The maximum number of common shares issuable to insiders, at any time, pursuant to the Restricted Share Unit Plan and any other security based compensation arrangements of the Company is 10% of the total number of common shares then outstanding. The maximum number of common shares issuable to insiders, within any one year period, pursuant to the Restricted Share Unit Plan and any other security based compensation arrangements of the Company is 10% of the total number of common shares then outstanding.

Each RSU entitles the holder, subject to the terms of the Restricted Share Unit Plan, to receive a payment in fully-paid common shares (on a one-for-one basis) or, at the option of the Company, cash based on the market value of the common shares (as market value is defined in the Restricted Share Unit Plan) of the Company on the date when the RSU is fully vested.

The Committee will have the discretion to credit a participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the participant if the RSUs had been common shares on the dividend record date multiplied by the applicable dividend rate and then divided by the market value of the common shares (as market value is defined in the Restricted Share Unit Plan) on the dividend payment date.  As of the date hereof, the Committee has not determined to credit participants with additional RSUs in connection with dividends.

In the event of a participant’s resignation or termination with cause during a Restricted Period (as defined in the Restricted Share Unit Plan), his RSUs will be forfeited and of no further force or effect at the date of termination, unless otherwise determined by the Committee or provided for in his grant letter, as further described in the Restricted Share Unit Plan. In the event of the termination without cause, all unvested RSUs will vest on the date of termination and the common shares represented by the RSUs held shall be issued, or cash will be paid, as determined by the Committee, immediately. In the event of death, all unvested RSUs credited to the participant will vest on the date of the participant’s death and the common shares represented by the RSUs held shall be issued, or cash will be paid, as determined by the Committee, to the participant’s estate immediately.  In the event of the total disability of a participant, all unvested RSUs credited to the participant will vest within 60 days following the date in which the participant is determined to be totally disabled and the common shares represented by the RSUs held shall be issued, or cash will be paid, as determined by the Committee, immediately.  In the event of a change of control, all RSUs outstanding will immediately vest on the date of such change of control, notwithstanding the Restricted Period.

The Equity Based Compensation Policy provides one third of the RSUs will expire and Restricted shares will be issued on the first, second, and third anniversaries following the grant.

Pursuant to the terms of the Restricted Share Unit Plan, the Board or the Committee, as the case may be, may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a participant, such discontinuance may not in any manner adversely affect the participant’s rights under any RSU granted under the Restricted Share Unit Plan.

The Board or the Committee may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the Restricted Share Unit Plan: (a) amend the number of securities under the Restricted Share Unit Plan; (b) change the definition of “Participant” under the Restricted Share Unit Plan which would have the potential of narrowing, broadening or increasing insider participation; (c) make amendments that may lead to significant or unreasonable dilution to the Company’s outstanding securities, or that may provide additional benefits to participants at the expense of the Company or its shareholders; or (d) make amendments to the non-assignability clause at section 5.03 of the Restricted Share Unit Plan that would permit RSUs, or any other right or interest of a participant under the Restricted Share Unit Plan, to be assigned or transferred, other than for normal estate purposes.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Restricted Share Unit Plan that are not of the type contemplated above, including, without limitation: (a) amendments of a housekeeping nature; (b)

the addition or a change to the vesting provisions of an RSU or the Restricted Share Unit Plan; (c) a change to the termination provisions of an RSU or the Restricted Share Unit Plan; (d) amendments to reflect changes to applicable securities laws; and (e) amendments to ensure that the RSUs granted under the Restricted Share Unit Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom an RSU has been granted may from time to time be resident or a citizen.

Deferred Share Unit Plan

On April 2, 2008, the Board approved the Deferred Share Unit Plan for the Company for non-executive directors (who are not otherwise employees) of the Company or a designated affiliate and the Chairman and/or Chief Executive Officer of the Company.  The purpose of the Deferred Share Unit Plan is to strengthen the alignment of interests between the eligible directors and the Chairman and/or Chief Executive Officer and the shareholders of the Company, in the case of eligible directors, by linking portion of annual director compensation to the future value of the common shares and, in the case of the Chairman and/or Chief Executive Officer, by linking long term incentive compensation to the future value of the common shares.  In addition, the Deferred Share Unit Plan has been adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors of the Company and the designated affiliates of the Company and the Chairman and/or Chief Executive Officer of the Company, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the common shares.

Under the Deferred Share Unit Plan, each non-executive director receives on the date in each quarter, which is five business days following the publication by the Company of its earning results for the previous quarter (or year in the case of the first quarter), that number of DSUs having a value equal to one-third of his annual base compensation (annual retainer) for the current quarter.  The number of DSUs granted to a non-executive director is determined by dividing the closing price of common shares on the TSX on the business day immediately preceding the date of grant.  The Equity Based Compensation Policy implemented by the Compensation Committee provides that the Compensation Committee shall establish performance criteria for grants of DSUs to the Chairman and/or Chief Executive Officer of the Company from time to time, and provides that the maximum dollar amount of DSUs to be granted to the Chairman and/or Chief Executive Officer of the Company in any 12 month period shall be equal to 3 times the base salary of such officer.

In the event that a dividend (other than stock dividend) is declared and paid by the Company on the common shares, a participant under the Deferred Share Unit Plan will be credited with additional DSUs based on a formula which provides that on the dividend record date the participant is assumed to hold that number of common shares equivalent to the DSUs held which are then multiplied by the applicable dividend rate and divided by the market value of the common shares (as market value is defined in the Deferred Share Unit Plan) on the dividend payment date.

At such time as a non-executive director or the Chairman and/or Chief Executive Officer ceases to hold such position, the Company will make a cash payment to the non-executive director or the Chairman and/or CEO, equal to the market value of a Common Share on the date he ceases to be an eligible participant, multiplied by the number of DSUs held on that date.

Directors’ and Officers’ Liability Insurance

The Company maintains, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary.  The aggregate limit on liability for directors and officers under the insurance policies is Cdn$75 million, and the aggregate premiums paid by the Company is Cdn$904,000.  The terms of the policies provide for a deductible of Cdn$1,000,000 in respect of securities law claims and Cdn$500,000 in respect of all other claims.

Indebtedness of Directors and Executive Officers

None of the Company’s directors or executive officers, nor any associate of such director or executive officer is as at the date hereof, or has been, during the financial year ended December 31, 2008, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise.  In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Since January 1, 2008 no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Election of Directors

The Articles of the Company currently provide that the Board consist of a minimum of three (3) and a maximum of fifteen (15) directors.  Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of all ten (10) nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s current By-Laws.

Majority Voting for Directors

The Board has adopted a policy stipulating that Shareholders shall be entitled to vote in favour of each individual director nominee at a shareholders’ meeting.  The Corporate Governance and Nominating Committee will make recommendations to the Board as to a director’s suitability to continue to serve as a Board member after reviewing the results of the voting for each nominee and the Board will consider such results.  The policy does not apply in circumstances involving contested director elections.

The following table sets forth the name, province or state and country of residence, present principal occupation, business or employment, the period or periods during which each has served as a director of the Company and number of Common Shares beneficially owned by each nominee for election as a director of the Company.  The number of Common Shares and stock options beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at March 23, 2009.  All directors hold office until the next annual meeting of shareholders of the Company or until their successors are appointed.

Name and Province/State and Country of Residence, Age and Area of Expertise	Principal Occupation, Business or Employment	Period(s) Served as a Director of the Company	Common Shares and DSUs/RSUs Owned(7)

Peter Marrone Ontario, Canada Age: 49 Areas of Expertise: Mergers and Acquisitions, Finance	Chairman and Chief Executive Officer of the Company	July 31, 2003 to present	1,270,279 Common Shares 240,095 DSUs

Antenor F. Silva, Jr. Rio de Janeiro, Brazil Age: 66 Areas of Expertise: Mining and Metallurgy	President of the Company	July 31, 2003 to present	258,695 Common Shares 77,801 RSUs

John Begeman (3) South Dakota, United States Age: 54 Areas of Expertise: Sustainability and Mining	President and Chief Executive Officer of Avion Resources Corp.	May 2, 2007 to present	10,170 Common Shares 4,187 DSUs

Name and Province/State and Country of Residence, Age and Area of Expertise	Principal Occupation, Business or Employment	Period(s) Served as a Director of the Company	Common Shares and DSUs/RSUs Owned(7)

Richard Graff (1) Colorado Age: 62 Areas of Expertise: Accounting and Financial Reporting	Consultant	October 16, 2007 to present	1,825 Common Shares 4,187 DSUs

Robert Horn (2) (3) British Columbia, Canada Age: 66 Areas of Expertise: Mining and Metallurgy and Sustainability	Private Investor	October 16, 2007 to present	4,060 Common Shares 4,187 DSUs

Nigel Lees(1) (2) Ontario, Canada Age: 65 Areas of Expertise: Finance	President and Chief Executive Officer of SAGE Gold Inc.	June 16, 2005 to present	15,000 Common Shares 4,187 DSUs

Patrick J. Mars (1) (3) (4) Ontario, Canada Age: 68 Areas of Expertise: Finance and Sustainability	President of P.J. Mars Investments Limited	August 16, 2001 to present(5)	25,000 Common Shares 4,187 DSUs

Juvenal Mesquita Filho (4) São Paulo, Brazil Age: 59 Areas of Expertise: Finance	Private Investor	July 31, 2003 to October 16, 2007; May 14, 2008 to present (6)	132,000 Common Shares 3,291 DSUs

Carl Renzoni (1)(4) Ontario, Canada Age: 70 Areas of Expertise: Finance, Mining and Metallurgy	Private Investor	October 16, 2007 to present	13,644 Common Shares 4,187 DSUs

Dino Titaro (2) (3) (4) Ontario, Canada Age: 57 Areas of Expertise: Finance, Sustainability, Mining and Metallurgy	President and Chief Executive Officer of Carpathian Gold Inc.	August 5, 2005 to present	10,000 Common Shares 4,187 DSUs

(1)           Member of the Audit Committee.

(2)           Member of the Compensation Committee.

(3)           Member of the Sustainability Committee.

(4)           Member of the Corporate Governance and Nominating Committee.

(5)           Mr. Mars also served as a director of the Company between February 7, 1995 and February 18, 1999.

(6)           Mr. Mesquita voluntarily resigned from the Board effective October 16, 2007 in order to allow for the appointment of Messrs. Renzoni and Graff to the Board upon completion of the Company’s acquisition of Meridian Gold Inc.  Mr. Mesquita was re-elected to the Board following an increase in the size of the Board effective May 14, 2008.

(7)           Represents Common Shares and DSUs beneficially owned, directly or indirectly, or over which control or direction is exercised.  See also “Statement of Executive Compensation” for additional disclosure regarding stock-based awards and  option-based awards held.

The principal occupations, businesses or employments of each of the proposed directors during the past five years are disclosed in the brief biographies set forth below.

Peter Marrone — Chairman and Chief Executive Officer.  Mr. Marrone founded Yamana as President and Chief Executive Officer of Yamana in July 2003.  Mr. Marrone was appointed Chairman of Yamana in May 2007.  Mr. Marrone has more than 20 years of business and capital markets experience and has been on the boards of a number of public companies and advised companies with a strong South American presence.  Mr. Marrone holds a Bachelor of Laws degree.  Mr. Marrone also sits on the board of Aura Minerals Inc. and the York University Foundation.

Antenor F. Silva — President.  Mr. Silva joined Yamana as Chief Operating Officer in July 2003, and became President of Yamana in May 2007. Mr. Silva has approximately 40 years of experience in the mining and chemical industries, and has provided technical consultation and training in development, construction, start-up, operation, strategic planning and productivity for various mining, hydropower and industrial companies.  During this time, Mr. Silva has been instrumental in researching and developing metallurgical and engineering processes for mill plants in mining projects in Brazil, and implementing metallurgical processes which contributed to the development of mines in Tunisia, Africa and Togo, Africa.  Mr. Silva has gained significant experience in senior management at various engineering companies and mining, petroleum and chemical companies.  Prior to joining Yamana, Mr. Silva acted as Chief Operating Officer of Santa Elina Mines Corporation.  Mr. Silva has also served as a director on the boards of several engineering, mining and aluminium extrusion companies.  Mr. Silva holds a Bachelor of Science degree in in Mining and Metallurgical Engineering from the Universidade do Estado de São Paulo in São Paulo, Brazil.  Mr. Silva also currently sits on the board of Vaaldiam Resources Ltd.

John Begeman — Director.  Mr. Begeman is a mining engineer with over 30 years of mining experience. He is currently a director of Premier Goldmines Limited, the President and Chief Executive Officer of Avion Resources Corp. and Valencia Ventures Inc.  He has previously served as Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations and Officer of Goldcorp Inc. Prior to his position as Vice President at Goldcorp, Mr. Begeman held positions, as Mine Superintendent, Mine Manager, and General Manager of the Wharf Resources and Golden Reward Mines in the environmentally sensitive Black Hills area of South Dakota. In his capacity as Vice President, Mr. Begeman was also responsible for Goldcorp’s industrial minerals division, Saskatchewan Minerals, a large natural sodium sulphate producer, located in South-western Saskatchewan. Previous to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudson Company in the contract mining operations group throughout the Western United States.

Richard Graff — Director.  Mr. Richard Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and, most recently, has served as a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He currently serves on the board of directors and acts as chairman of the audit committee of each of Dynamic Materials Corporation and Anatolia Minerals Development Limited.

Robert Horn — Director.  Mr. Robert Horn previously served as a Vice President, Exploration for Inco Limited, FMC Gold Company and BP Canada and has served as a director for several mining companies. He has over 40 years of experience in the mining industry. He received his B.Sc. (Honours) in Geology at the University of Exeter and his M.Sc. in Geology at University College London.

Nigel Lees — Director.  Mr. Lees has over 25 years experience in the investment banking industry in Canada and the United Kingdom.  He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration company.  Mr. Lees is also a director of Hawk Uranium Inc., a TSX Venture Exchange-listed mineral exploration company.

Patrick J. Mars — Director.  Mr. Mars is currently the President of P.J. Mars Investments Limited, a private investment company, the Chairman of Aura Minerals Inc., the Chairman of SAGE Gold Inc. and also works as a mining consultant and serves as a director of several resource companies, including Central Sun Mining Inc., Endeavour Financial Corporation, Carpathian Gold Inc. and Selwyn Resources Ltd. During the period of January 1999 to May 2001, Mr. Mars was Chairman and director of First Marathon Securities (UK) Ltd. prior to such company being acquired by National Bank of Canada, after which time Mr. Mars was director of NBC Financial (UK).  Mr. Mars is a Chartered Financial Analyst with over 30 years experience in the investment industry in Canada and the United Kingdom.

Juvenal Mesquita Filho — Director.  Mr. Mesquita has been a member of the board of Yamana since July 2003.  Mr. Mesquita previously served as President of Mineração Santa Elina S/A, in Brazil, as well as a director of Santa Elina Mines Corporation since September 1994. He has over 30 years’ experience in the mining industry.

Carl Renzoni — Director.  Mr. Carl Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years’ experience in the securities business specializing in the mining industry. Mr. Renzoni holds an Honors B.Sc. (Geology) degree from Queen’s University. Mr. Renzoni currently serves on the boards of Copper Mountain Mining Corp., and previously served on the boards of Peru Copper Inc., Meridian Gold Inc. and International Molybdenum Ltd. and served as a member of the Audit Committee of Meridian Gold Inc.

Dino Titaro — Director.  Mr. Titaro is currently the President and Chief Executive Officer of Carpathian Gold Inc., a public mineral exploration company listed on the TSX.  From 1986 to 2003, Mr. Titaro was the President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm.  Mr. Titaro is also a director of each of Plata Peru Resources Inc. listed on the TSX Venture Exchange and Richview Resources Inc. listed on the TSX.

Corporate Cease Trade Orders or Bankruptcies

None of the proposed directors are, as at the date hereof, or have been, within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i)            was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)           was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, which order was in effect for a period of more than 30 consecutive days, other than Mr. Dino Titaro who is a director of Plata Peru Resources Inc., which company was cease traded in 2002 pending a proposed corporate reorganization, which has received shareholder approval but which remains subject to completion.  Mr. Titaro was also a director of Compressario Corp. at the time it was cease traded in 2003 for failure to file annual audit financial statements for the 2002 fiscal year. The company subsequently became insolvent and is now inactive.

None of the proposed directors are, as of the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including Yamana) that, while that person were acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the proposed directors are, as at the date hereof, or have been subject to:

(i)            any penalties or sanctions imposed by a court relating to securities legislation with a securities authority; or

(ii)           any other penalties or sanctions imposed by a court or regulatory body that would be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders.  Deloitte & Touche LLP, Chartered Accountants, have been appointed as auditors of the Company since its incorporation in 1995.

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2008 were Cdn$2,873,000 (December 31, 2007 — Cdn$2,270,000). The audit fees relate to the audit of the annual consolidated financial statements of the Company and certain statutory audits outside of Canada.

Audited-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2008 were Cdn$928,000 (December 31, 2007 — Cdn$1,085,000). The audit-related fees relate to services provided in connection with the review of interim unaudited consolidated financial statements, the review of and assistance with documentation related to the Company’s acquisitions in 2007 and the admission of common shares to the London Stock Exchange in connection with such acquisitions, statutory audits of other subsidiary companies, work done in connection with public offerings completed by the Company and translation services.

Tax Fees

The aggregate tax fees billed by the Company’s external auditors for the year ended December 31, 2008 were Cdn$18,000 (December 31, 2007 - Cdn$53,000).  The tax fees relate to tax compliance, tax advice and tax planning.

All Other Fees

There were no other fees billed by the Company’s external auditors in the past two fiscal years.

Additional Information

Additional information relating to the Company may be found on www.sedar.com.  Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2008, which can be found in the Company’s annual report to shareholders that accompanies this management information circular and can also be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov or on the Company’s website at www.yamana.com.  Shareholders may also request these documents from the Senior Vice President, Legal, General Counsel and Corporate Secretary of the Company by phone at (416) 815-0220 or by e-mail at investor@yamana.com.

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board by:

1.	writing to:	Lead Director
Yamana Gold Inc.
150 York Street
Suite 1102
Toronto, Ontario M5H 3S5
Canada

2.	calling:	(416) 815-0220

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Peter Marrone
Chairman and Chief Executive Officer

Toronto, Ontario

March 24, 2009

SCHEDULE “A”

YAMANA GOLD INC.

CHARTER OF THE BOARD OF DIRECTORS

I.                                         GENERAL

The Board of Directors of Yamana Gold Inc. (the “Company”) is responsible for the stewardship and the general supervision of the management of the business and for acting in the best interests of the Company and its shareholders. The Board will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee.  In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties.  Each committee shall have its own charter.  The Board shall meet regularly, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company.  Meetings of the Board of Directors will also include regular meetings (not less than once annually) of the independent members of the Board without management being present.

II.            COMPOSITION

The Board of Directors shall be constituted of a majority of “independent directors” within the meaning of National Policy 58-201 Corporate Governance Guidelines.  Pursuant to Canadian corporate governance guidelines (except in respect of British Columbia), in order to be considered “independent”, directors shall have no direct or indirect material relationship with the Company.  In British Columbia, a director shall be considered independent unless a reasonable person with knowledge of all relevant circumstances would conclude that the director is in fact not independent of management or of any significant shareholder.  The Board of Directors acknowledges that in certain exceptional circumstances such as the death, disability or resignation of an independent director, the Board of Directors may not be constituted of a majority of independent directors.  In such circumstances, the Board of Directors shall be comprised of a majority of independent directors no later than the next annual meeting of shareholders of the Company.

III.                                 RESPONSIBILITIES

The Board of Directors’ mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•                                           The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; and (iii) compensation of officers and senior employees.

•              With the assistance of the Corporate Governance Committee:

•                                         Reviewing the composition of the Board and ensuring it respects its independence criteria.

•                                         Satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that such officers create a culture of integrity throughout the organization.

•                                          The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

•                                         Ensuring that an appropriate review selection process for new nominees to the Board is in place.

•                                         Ensuring that an appropriate orientation and education program for new members of the Board is in place.

•                                          Approving and revising from time to time as circumstances warrant a corporate disclosure and communications policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and communities in which the business of the Company is conducted.

•                                          With the assistance of the Audit Committee:

•                                         Ensuring the integrity of the Company’s internal controls and management information systems.

•                                         Ensuring the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

•                                         Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

•                                         Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.

•                                         As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.

•                                          With the assistance of the Compensation Committee and the Chief Executive Officer, the approval of the compensation of the senior management team.

•                                           Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•                                        The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•                                        The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•                                        Enhancing congruence between shareholder expectations, Company plans and management performance.

•                                        Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•                                        Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•                                        With the assistance of the Sustainability Committee:

•                                            Establishing objectives relating to exploration, development, operations and mining of the Company’s properties, including determining the budgets required, the allocation of resources, the steps to be implemented and the timing for reaching such steps.

•                                            Monitoring matters relating to exploration, development, operations and mining and assessing the performance of the Company against its objectives.

•                                            Developing a corporate culture of environmental responsibilities and awareness as to the importance of health and safety.

Dated February 10, 2005

2